VIA EDGAR

April 2, 2014

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re:    Mueller Water Products, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 22, 2013
File No. 1-32892

Dear Mr. Cash:

I am writing to respond to the comments set forth in your letter dated March 19, 2014 (the “Comment Letter”) with respect to the above referenced filing of Mueller Water Products, Inc. (the “Company” or “Issuer”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Note 18. Consolidating Guarantor and Non-Guarantor Financial Information, page F-34

1.
Please tell us and revise future annual and quarterly filings to disclose, if accurate, that each guarantor subsidiary is “100% owned” by the parent company, as required by Rule 3-10(i)(8)(i) of Regulation S-X or, if not accurate, please explain to us how your condensed financial statements comply with Rule 3-10 of Regulation S-X. We previously issued this comment to you in our letter dated January 23, 2013.

Each of the guarantor subsidiaries listed in Note 18 of the above referenced filing was directly or indirectly 100% owned by the Company at each balance sheet date and during all of each year presented in Note 18.

The Company will revise its future annual and quarterly filings to disclose, if remaining accurate, that each guarantor subsidiary is directly or indirectly “100% owned” by the Company.

1200 ABERNATHY ROAD, N.E. | SUITE 1200 | ATLANTA, GA 30328

770-206-4200 | www.muellerwaterproducts.com

2.	Please fully explain to us the facts and circumstances that result in the parent company generating positive cash flows from operating activities during each period presented.
Issuer operates a unified cash management system in which (i) guarantors’ bank account cash balances are swept to Issuer’s bank accounts, (ii) checks drawn on guarantors’ bank accounts are funded by Issuer’s bank accounts, (iii) certain Issuer payables are paid using guarantors’ bank accounts and (iv) certain of guarantors’ payables are paid using Issuer’s bank accounts.
Issuer’s cash flows from operating activities as presented represent primarily four types of transactions: (i) collecting the cash settlements of customer receivables of guarantor companies through related bank accounts, (ii) funding disbursements by guarantor companies through related bank accounts, (iii) paying interest associated with Issuer’s debt and (iv) paying operating expenses associated with corporate activities. For each of the periods presented in Note 18 of the above referenced filing, the cash receipts were greater than the total of the disbursements related to funding the guarantor company disbursements, interest payments and corporate expenses. As a result, operating cash flows for Issuer were positive in those periods.
Because the Company believes that these types of intercompany cash transfers relate to operating activities and are not specifically addressed by the guidance in Accounting Standards Codification 230-10-45-12 through 45-15, the Company has historically presented these transfer activities as operating activities for cash flow purposes, as provided by ASC 230.
However, the Company recognizes that there is diversity in practice in the presentation of intercompany cash transfers. As a result of a review of public filings, the Company will present the intercompany cash activity as investing and financing activities in all applicable filings, effective with the quarter ended March 31, 2014. The Company will also conform the presentation of prior periods accordingly.
Since there are facts and circumstances specific to each registrant related to intercompany cash transactions that would not be apparent to a user of the financial statements, the Company will include disclosure describing its presentation of intercompany cash transfers in the footnote disclosing Consolidating Guarantor and Non-Guarantor Financial Information.
Since the effects of this presentation change will be directly identified as new captions within the consolidating cash flow statements, the Company believes the change will be apparent to a user of the financial statements and incremental disclosure of the effects of the change are not necessary.
Since the cash flows of both Issuer and the guarantors are available to satisfy the obligations under the Company’s outstanding notes, the Company does not believe that the change in presentation would have a material effect on a note holder’s or prospective note holder’s investment decisions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone (770-206-4223), fax (770-206-4270) or email (ehart@muellerwp.com) if you have any questions or require further information.

Very truly yours,

/s/ Evan L. Hart
Senior Vice President and
Chief Financial Officer

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